Exhibit 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Tel.: 33 (1) 47 44 58 53 Fax : 33 (1) 47 44 58 24	Sincor Project Facilities completed in Venezuela

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
Paris, January 7, 2002 - Construction work on the Sincor project in Venezuela has been completed on schedule at the end of 2001 and start-up is now underway.

TotalFinaElf is the main shareholder in the project consortium, with a 47% interest. Its partners are state-owned Petroleos de Venezuela SA (PDVSA) and Statoil, with interests of 38% and 15% respectively.

At production plateau, the project will produce 200,000 barrels per day of 8 to 8.5°API extra-heavy crude oil in the Zuata region of the Orinoco Belt. This crude oil will be diluted and piped to the Jose facility on the Caribbean coast, where it will be upgraded into 180,000 barrels per day of high-quality 32°API syncrude with a very low sulfur content, known as Zuata Sweet.

Since initial production began in December 2000, over 15 million barrels of extra-heavy crude oil have already been produced and blended with lighter crude oil to obtain a 16°API crude oil for export. With the completion of the Jose upgrader, the entire integrated chain will now be gradually started up. Initial syncrude production is slated for February 2002. The contract duration is 35 years from that date.

Overall investment in the project totalled $4.2 billion, the largest industrial investment in Venezuela ever. Work was completed on schedule, 40 months following project launch.

In Venezuela, TotalFinaElf also operates the Jusepin field, in which it holds a 55% interest. Jusepin produces 36,000 barrels per day of light oil. In addition, the Group is the majority shareholder (69.5%) in the consortium that was recently awarded licenses to develop the Yucal Placer gas fields.

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